UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated  November 3, 2010

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                  Supplemental United States GAAP Disclosures, June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	November 3, 2010	By:	/s/”Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

2

ENBRIDGE INC.

SUPPLEMENTAL UNITED STATES GAAP DISCLOSURES

June 30, 2010

This unaudited supplemental information should be read in conjunction with the unaudited interim consolidated financial statements of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2010 and 2009. Significant differences between Canadian and United States generally accepted accounting principles (GAAP) are described in Note 6 of the June 30, 2010 consolidated financial statements. Presentation of the following disclosures would be required under United States GAAP as specified in Item 18 of Form 20-F.

1.     ACCOUNTS RECEIVABLE AND OTHER

(millions of Canadian dollars)	June 30, 2010	December 31, 2009

Unbilled revenues	871	1,018
Trade receivables	457	607
Taxes receivable	170	94
Regulatory assets	167	181
Short-term portion of derivative assets	143	128
Due from affiliates	67	336
Prepaid expenses and deposits	49	27
Dividends receivable	15	14
Other	183	79
	2,122	2,484

2.     INVENTORY

(millions of Canadian dollars)	June 30, 2010	December 31, 2009

Natural Gas	357	492
Other commodities	248	292
	605	784

3.     ACCOUNTS PAYABLE AND OTHER

(millions of Canadian dollars)	June 30, 2010	December 31, 2009

Operating accrued liabilities	1,243	1,313
Trade payables	384	415
Current derivative liabilities	120	123
Taxes payable	102	103
Construction payables	76	163
Security deposits	73	60
Contractor holdbacks	45	108
Other	116	178
	2,159	2,463

4.     EARNINGS PER SHARE

Earnings per common share is calculated by dividing earnings applicable to common shareholders by the weighted average number of common shares outstanding. For the three and six months ended June 30, 2010, the weighted average number of shares outstanding has been reduced by the Company’s pro-rata weighted average interest in its own common shares of 11 million shares (2009 - 11 million shares), resulting from the Company’s reciprocal investment in Noverco.

The treasury stock method is used to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the period.

	Three months ended June 30,		Six months ended June 30,
(number of common shares in millions)	2010	2009	2010	2009

Weighted average shares outstanding	369	364	369	363
Effect of dilutive options	4	2	3	2
Diluted weighted average shares outstanding	373	366	372	365

5.     RISK MANAGEMENT

MARKET PRICE RISK

The Company’s earnings, cash flows and OCI are subject to movements in foreign exchange rates, interest rates and commodity prices (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

Earnings at Risk (EaR), a variant of Value at Risk, is the principal risk management metric used to quantify market price risk at Enbridge. EaR is an objective, statistically derived risk metric that measures the maximum adverse change in projected 12-month earnings that could result from market price risk over a one-month period within a 97.5% confidence interval. The Company’s policy is to target a maximum EaR of 5% of earnings. Earnings exposure from market price risk is managed within the overall consolidated EaR limits of the Company. Further, commodity price risk is managed within business unit EaR sub-limits.

The Company calculates EaR using Monte Carlo simulation to produce projections of earnings using a randomly generated series of forecasted market prices and Enbridge’s current market exposures. Historical statistical distributions of market prices and the correlation among those market prices are used to generate an entire probability distribution of possible deviations from forecast earnings.

There is currently no uniform industry methodology for estimating EaR. The use of this metric has limitations because it is based on historical correlations and volatilities in commodity prices and assumes future price movements will follow a statistical distribution. Although losses are not expected to exceed the statistically estimated EaR on 97.5% of occasions, losses on the other 2.5% of occasions could be substantially greater than the estimated EaR.

The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them.

Foreign Exchange Risk

The Company’s earnings, cash flows, and OCI are subject to foreign exchange rate variability, primarily arising from its United States dollar denominated subsidiaries. The Company has implemented a policy where it must hedge a minimum level of foreign currency denominated earnings exposures identified over the next five year period. The Company may also hedge anticipated foreign currency denominated purchases or sales, foreign currency denominated debt, as well as certain equity investment balances and net investments in foreign denominated subsidiaries.

The impact of a $0.05 strengthening of the Canadian dollar across the forward curve relative to the United States dollar at June 30, 2010, would have resulted in a $85 million increase (2009 - $71 million) to earnings and a $36 million (2009 - $19 million) increase to OCI. The foreign exchange sensitivity analysis is limited to changes in the fair value of financial instruments, external debt and loans to foreign operations within the Company that are not denominated in the Company’s functional currency and are not considered a net investment. Further, the sensitivity analysis excludes financial instruments that are not monetary items and the impact of the Company’s United States dollar denominated self-sustaining subsidiaries on OCI.

Interest Rate Risk

The Company’s earnings and cash flows are exposed to short term interest rate variability due to the regular repricing of its variable rate debt. Floating to fixed interest rate swaps and options are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate the volatility of short-term interest rates on interest expense through 2013 at an average rate of 2.2%.

The Company’s earnings and cash flows are also exposed to variability in longer term interest rates ahead of anticipated fixed rate debt issuances. Forward starting interest rate swaps are used to hedge against the effect of future interest rate movements. The Company has implemented a hedging program to significantly mitigate its exposure to long term interest rate variability on select forecast term debt issuances through 2013. A total of $1,900 million of future fixed rate term debt issuances have been hedged at an average government bond rate of 4.3%. Further, many of the Company’s existing commercial arrangements and certain construction projects provide for the full recovery of financing costs through tolls.

The Company also monitors its debt portfolio mix of fixed and variable rate debt instruments to maintain a consolidated portfolio of debt which stays within its Board of Directors approved policy limit band of a maximum of 25% floating rate debt as a percentage of total debt outstanding.

At June 30, 2010, a 1% increase across the interest rate yield curve at that date, with all other variables constant, would have caused a $1 million increase (2009 - $4 million) in earnings and a $164 million increase (2009 - $171 million) in OCI in the period due to the revaluation of interest rate derivatives outstanding at June 30, 2010, and a $22 million (2009 - $18 million) decrease in earnings due to increased interest expense related to the Company’s variable rate debt outstanding at June 30, 2010 assuming the variable rate debt outstanding had been outstanding for the entire period.

Commodity Price Risk

The Company’s earnings and cash flows are exposed to changes in commodity prices as a result of ownership interest in certain assets, as well as through the activities of its energy services subsidiaries. The Company uses natural gas, power, crude oil and NGL derivative instruments to fix a portion of the variable price exposures that may arise from commodity usage, storage, transportation and supply agreements.

The Company has implemented a hedging program to significantly mitigate the volatility from fractionation spreads (natural gas / NGLs) that impact earnings from its ownership in the Aux Sable natural gas processing plant through 2011.

The Company has defined EaR limits for different components of businesses exposed to commodity price risk. The calculation of these limits include physical and financial derivatives as well as physical transportation and storage capacity contracts accounted for as executory contracts in the consolidated financial statements. Positions giving rise to commodity price exposure are monitored against these EaR limits daily. For the six months ended June 30, 2010 and 2009, the Company has estimated the following EaR:

(millions of Canadian dollars)	2010	2009
Average	19	23
High	21	32
Low	16	16
Closing	20	32

TOTAL DERIVATIVE INSTRUMENTS

The following tables summarize the balance sheet location and fair value of the Company’s derivative instruments. The Company did not have any outstanding fair value hedges as at June 30, 2010 or December 31, 2009.

(millions of Canadian dollars) June 30, 2010	Derivative Instruments used as Cash Flow Hedges	Derivative Instruments used as Net Investment Hedges	Non- Qualifying Derivative Instruments	Total Derivative Instruments
Accounts receivable and other
Foreign exchange contracts	4	13	55	72
Interest rate contracts	-	-	1	1
Commodity contracts	3	-	65	68
Other contracts	2	-	-	2
	9	13	121	143
Deferred amounts and other
Foreign exchange contracts	40	64	202	306
Interest rate contracts	46	-	-	46
Commodity contracts	-	-	6	6
	86	64	208	358
Accounts payable and other
Foreign exchange contracts	(1)	-	(3)	(4)
Interest rate contracts	(94)	-	-	(94)
Commodity contracts	(5)	-	(17)	(22)
	(100)	-	(20)	(120)
Other long-term liabilities
Foreign exchange contracts	(5)	(21)	(3)	(29)
Interest rate contracts	(59)	-	-	(59)
Commodity contracts	-	-	(2)	(2)
	(64)	(21)	(5)	(90)
Total net derivative asset/(liability)
Foreign exchange contracts	38	56	251	345
Interest rate contracts	(107)	-	1	(106)
Commodity contracts	(2)	-	52	50
Other contracts	2	-	-	2
	(69)	56	304	291

(millions of Canadian dollars) December 31, 2009	Derivative Instruments used as Cash Flow Hedges	Derivative Instruments used as Net Investment Hedges	Non- Qualifying Derivative Instruments	Total Derivative Instruments
Accounts receivable and other
Foreign exchange contracts	4	14	52	70
Interest rate contracts	34	-	2	36
Commodity contracts	-	-	22	22
	38	14	76	128
Deferred amounts and other
Foreign exchange contracts	25	80	285	390
Interest rate contracts	90	-	-	90
Commodity contracts	1	-	2	3
Other contracts	1	-	1	2
	117	80	288	485
Accounts payable and other
Foreign exchange contracts	(2)	-	(3)	(5)
Interest rate contracts	(68)	-	-	(68)
Commodity contracts	(17)	-	(33)	(50)
	(87)	-	(36)	(123)
Other long-term liabilities
Foreign exchange contracts	(21)	-	-	(21)
Interest rate contracts	(15)	-	-	(15)
Commodity contracts	(4)	-	(2)	(6)
	(40)	-	(2)	(42)
Total net derivative asset/(liability)
Foreign exchange contracts	6	94	334	434
Interest rate contracts	41	-	2	43
Commodity contracts	(20)	-	(11)	(31)
Other contracts	1	-	1	2
	28	94	326	448

The following table summarizes the maturity and total notional principal or quantity outstanding related to the Company’s derivative instruments.

	June 30, 2010		December 31, 2009
	Maturity	Notional Principal or Quantity Outstanding	Maturity	Notional Principal or Quantity Outstanding
U.S. dollar forwards - purchase	2010-2019	1,117	2010-2019	1,078
(millions of United States dollars)
U.S. dollar forwards - sell	2010-2040	3,161	2010-2020	3,102
(millions of United States dollars)
Interest rate contracts	2010-2029	5,412	2010-2029	6,022
(millions of Canadian dollars)
Energy commodity (bcf)	2010-2012	713	2010-2011	464
Power commodity (MW/H)	2010-2024	36	2010-2024	38

The Company does not have any credit-risk related contingent features associated with its derivative instruments.

The Effect of Derivative Instruments on the Statements of Earnings and Comprehensive Income

The following table presents the effect of cash flow hedges and net investment hedges on the Company’s consolidated earnings and consolidated comprehensive income.

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2010	2009	2010	2009
Amount of Unrealized Gain/(Loss) Recognized in OCI
Cash Flow Hedges
Foreign exchange contracts	9	(69)	36	(24)
Interest rate contracts	(105)	48	(177)	50
Commodity contracts	(6)	25	1	(49)
Other contracts	-	2	1	1
Net Investment Hedges
Foreign exchange contracts	(45)	16	(38)	2
Total unrealized loss recognized in OCI	(147)	22	(177)	(20)
Amount of Gain/(Loss) Reclassified from AOCI to Earnings
Foreign exchange contracts [1]	(1)	-	(2)	28
Interest rate contracts[2]	17	(5)	52	(9)
Commodity contracts[3]	-	-	(9)	(69)
Other contracts	-	2	(1)	-
Total loss reclassified from AOCI to earnings	16	(3)	40	(50)

1	Gain/(Loss) reported within Other Investment Income in the Consolidated Statement of Earnings.
2	Gain/(Loss) reported within Interest Expense in the Consolidated Statement of Earnings.
3	Loss reported within Commodity costs in the Consolidated Statement of Earnings.

The Company estimates that $91 million of accumulated other comprehensive loss related to cash flow hedges will be reclassified to earnings in the next 12 months. Actual amounts reclassified to earnings depend on the foreign exchange rates, interest rates and commodity prices when derivative contracts that are currently outstanding mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is 54 months at June 30, 2010.

Non-Qualifying Derivatives

The following table presents the unrealized gains and losses associated with changes in the fair value of the Company’s non-qualifying derivatives.

	Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	2010	2009	2010	2009
Foreign exchange contracts [1]	(124)	149	(87)	92
Interest rate contracts [2]	-	4	-	4
Commodity contracts [3]	53	(34)	65	(81)
Total unrealized derivative fair value gain	(71)	119	(22)	15

1	Gain/(Loss) reported within Other Investment Income in the Consolidated Statement of Earnings.
2	Gain reported within Interest Expense in the Consolidated Statement of Earnings.
3	Gain/(Loss) reported within Commodity costs in the Consolidated Statement of Earnings.

Additional information regarding the Company’s derivative instruments is included in Note 6, Fair Value of Financial Instruments.

LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations, including commitments and guarantees, as they become due. In order to manage this risk, the Company forecasts cash requirements over the near and long term to determine whether sufficient funds will be available. The Company’s primary sources of liquidity and capital resources are funds generated from operations, the issuance of commercial paper and draws under committed credit facilities and longer term debt which includes debentures and medium-term notes. The Company maintains current shelf prospectuses with the securities regulators, which enables, subject to market conditions, ready access to either the Canadian or United States public capital markets. In addition, the Company maintains sufficient liquidity through committed credit facilities with a diversified group of banks and institutions which, if necessary, enables the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company is in compliance with all the terms and conditions of its committed credit facilities and expects to be in compliance throughout 2010. As a result, all credit facilities are available to the Company and the banks are obligated to fund and have been funding the Company under the terms of the facilities. The Company expects to generate sufficient cash from operations and commercial paper issuances and draws under its committed credit facilities to fund liabilities as they become due, finance planned investing activities and pay common share dividends throughout the year. Additional liquidity, if necessary, is expected to be available through access to the capital markets.

CREDIT RISK

Entering into derivative financial instruments can result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument. The Company enters into risk management transactions only with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits and contractual requirements, frequent assessment of counterparty credit ratings and netting arrangements.

At June 30, 2010 and December 31, 2009, the Company had group credit concentrations and maximum credit exposure in the following industry sectors:

	June 30,	December 31,
(millions of Canadian dollars)	2010	2009
Canadian financial institutions	271	474
Non-Canadian financial institutions	20	(26)
	291	448

The Company is not holding any cash collateral on our asset exposures, nor has it provided letters of credit relating to our liability exposures pursuant to margin thresholds in effect at June 30, 2010 and December 31, 2009, respectively, under our ISDA agreements.

The assets are adjusted for the non-performance risk of our counterparties using their credit default swap spread rates and are reflected in the fair value. The liabilities are adjusted for the Company’s nonperformance risk using our credit fault swap spread on our outstanding debt.

Credit risk also arises from trade and other long-term receivables, and is mitigated through credit exposure limits and contractual requirements, assessment of credit ratings and netting arrangements. Credit risk in the Natural Gas Delivery and Services segment is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. The Company actively monitors the financial strength of large industrial customers and, in select cases, has obtained additional security to minimize the risk of default on receivables. Generally, the Company classifies and provides for receivables older than 30 days as past due. The maximum exposure to credit risk related to non-derivative financial assets is their carrying value, as disclosed in Note 7, Fair Value of Financial Instruments.

6.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the Company’s financial instrument carrying and fair values and provides a reconciliation to the Consolidated Statements of Financial Position.

	June 30, 2010

(millions of Canadian dollars)	Held for Trading	Available for Sale[1]	Loans and Receivables	Held to Maturity	Other Financial Liabilities	Qualifying Derivatives	Non- Financial Instruments	Total	Fair Value[2]
Assets
Cash and cash equivalents	409	-	-	-	-	-	-	409	409
Accounts receivable and other	121	-	1,593	-	-	22	386	2,122	1,736
Long-term investments	-	54	355	181	-	-	1,892	2,482	536
Deferred amounts and other assets	208	-	-	-	-	150	2,337	2,695	358
Liabilities
Short-term borrowings	-	-	-	-	152	-	-	152	152
Accounts payable and other	20	-	-	-	1,864	100	175	2,159	1,984
Interest payable	-	-	-	-	111	-	-	111	111
Long-term debt	-	-	-	-	12,989	-	(104)	12,885	14,009
Non-recourse long-term debt	-	-	-	-	1,540	-	(10)	1,530	1,678
Other long-term liabilities	5	-	-	-	-	85	1,237	1,327	90

	December 31, 2009

(millions of Canadian dollars)	Held for Trading	Available for Sale[1]	Loans and Receivables	Held to Maturity	Other Financial Liabilities	Qualifying Derivatives	Non- Financial Instruments	Total	Fair Value[2]
Assets
Cash and cash equivalents	327	-	-	-	-	-	-	327	327
Accounts receivable and other	76	-	2,054	-	-	52	302	2,484	2,182
Long-term investments	-	54	6	181	-	-	2,071	2,312	187
Deferred amounts and other assets	288	-	-	-	-	197	1,940	2,425	485
Liabilities
Short-term borrowings	-	-	-	-	508	-	-	508	508
Accounts payable and other	36	-	-	-	2,177	87	163	2,463	2,300
Interest payable	-	-	-	-	104	-	-	104	104
Long-term debt	-	-	-	-	12,283	-	(101)	12,182	13,450
Non-recourse long-term debt	-	-	-	-	1,515	-	(9)	1,506	1,573
Other long-term liabilities	2	-	-	-	-	40	1,165	1,207	42

1	Classified as Other Investments carried at Cost under U.S. GAAP.
2

Fair value does not include non-financial instruments, which includes investments accounted for under the equity method, and available for sale equity instruments held at cost that do not trade on an actively quoted market.

The fair value of financial instruments reflects the Company’s best estimates of market value based on generally accepted valuation techniques or models and supported by observable market prices and rates. When such values are not available, the Company uses discounted cash flow analysis from applicable yield curves based on observable market inputs to estimate fair value. The fair value of financial instruments other than derivatives represents the amounts estimated to be received from or paid to counterparties to settle these instruments at the reporting date.

The fair value of cash and cash equivalents and short-term borrowings approximates their carrying value due to their short-term maturities. The fair value of financial assets carried as long-term investments, other than those classified as available for sale, approximates their carrying value due to interest terms which approximate floating market rates. The fair value of the Company’s long-term debt and non-recourse long-term debt is based on quoted market prices for instruments of similar yield, credit risk and tenure. The fair value of other financial assets and liabilities other than derivative instruments approximate their cost due to the short period to maturity. Changes in the fair value of financial liabilities other than derivative instruments are due primarily to fluctuations in interest rates.

FAIR VALUE OF DERIVATIVES

The Company categorizes its derivatives measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

Level 1

Level 1 includes derivatives measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for a derivative is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Company’s Level 1 instruments consist primarily of exchange-traded derivatives used to mitigate the risk of crude oil price fluctuations in its Liquids Pipelines segment and commodity marketing businesses.

Level 2

Level 2 includes derivative valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivatives in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market for the entire duration of the derivative. Derivatives valued using Level 2 inputs include non-exchange traded derivatives such as over the counter foreign exchange forward and cross currency swap contracts, interest rate swaps, physical forward commodity contracts as well as commodity swaps and options for which observable inputs can be obtained. These instruments are used primarily in the Company’s commodity marketing businesses and the Corporate segment.

Level 3

Level 3 includes derivative valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the derivatives’ fair value. Generally, Level 3 derivatives are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available or have no binding broker quote to support Level 2 classification. The Company has developed methodologies, benchmarked against industry standards, to determine fair value for these derivatives based on extrapolation of observable future prices and rates. Derivatives valued using Level 3 inputs include long dated derivative power, NGL and natural gas contracts in its Liquids Pipelines segment and commodity marketing businesses.

When possible the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate fair value. These methods include discounted cash flows for forwards and swaps and Black-Scholes pricing models for options. Depending on the type of derivative and nature of the underlying risk, primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Where possible the Company uses observable inputs.

The Company has categorized its derivatives measured at fair value as follows:

	June 30, 2010
(millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Financial assets:
Current derivative assets
Foreign exchange	-	72	-	72
Interest rate	-	1	-	1
Commodity	6	-	62	68
Other	-	-	2	2
	6	73	64	143
Long-term derivative assets
Foreign exchange	-	306	-	306
Interest rate	-	46	-	46
Commodity	-	-	6	6
	-	352	6	358
Financial liabilities:
Current derivative liabilities
Foreign exchange	-	(4)	-	(4)
Interest rate	-	(94)	-	(94)
Commodity	-	(6)	(16)	(22)
	-	(104)	(16)	(120)
Long-term derivative liabilities
Foreign exchange	-	(29)	-	(29)
Interest rate	-	(59)	-	(59)
Commodity	-	-	(2)	(2)
	-	(88)	(2)	(90)
Total net financial asset/(liability)
Foreign exchange	-	345	-	345
Interest rate	-	(106)	-	(106)
Commodity	6	(6)	50	50
Other	-	-	2	2
	6	233	52	291

1	Excludes cash and cash equivalents.

	December 31, 2009
(millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Financial assets:
Current derivative assets
Foreign exchange	-	70	-	70
Interest rate	-	36	-	36
Commodity	2	-	20	22
	2	106	20	128
Long-term derivative assets
Foreign exchange	-	390	-	390
Interest rate	-	90	-	90
Commodity	-	-	3	3
Other	-	2	-	2
	-	482	3	485
Financial liabilities:
Current derivative liabilities
Foreign exchange	-	(5)	-	(5)
Interest rate	-	(68)	-	(68)
Commodity	(2)	-	(48)	(50)
	(2)	(73)	(48)	(123)
Long-term derivative liabilities
Foreign exchange	-	(21)	-	(21)
Interest rate	-	(15)	-	(15)
Commodity	-	(3)	(3)	(6)
	-	(39)	(3)	(42)
Total net financial asset/(liability)
Foreign exchange	-	434	-	434
Interest rate	-	43	-	43
Commodity	-	(3)	(28)	(31)
Other	-	2	-	2
	-	476	(28)	448

1	Excludes cash and cash equivalents.

Changes in net fair value of derivative assets and liabilities classified as Level 3 in the fair value hierarchy were as follows:

	Six months ended
	June 30,	June 30,
(millions of Canadian dollars)	2010	2009
Level 3 net derivative asset at beginning of period	(28)	46
Total gains/(losses), unrealized
Included in earnings[1]	84	(48)
Included in OCI	3	3
Settlements	(7)	29
Level 3 net derivative asset/(liability) at end of period	52	30

1	Gain/(Loss) reported within Commodity costs in the Consolidated Statement of Earnings.
2	The Company’s policy is to recognize transfers as of the last day of the reporting period. There were no transfers between levels as of June 30, 2010 or 2009.

7.      EMPLOYEE FUTURE BENEFITS

Contributions paid and expected to be paid by the Company to the pension and Post-Employment Benefits Other than Pensions (OPEB) plans during 2010 are as follows:

	Pension Benefits		OPEB
(millions of Canadian dollars)	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009

Contributions paid	18	44	2	9
Contributions expected to be paid in the next six months	48		6
Total contributions expected to be paid in 2010	66		8